SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL Announces Next Important Milestone in Financial Restructuring

Company Discloses New 5-Year Financial Plan

São Paulo, May 27, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), a leading domestic airline in Brazil, today announced the next important milestone in its financial restructuring process initiated in the United States Bankruptcy Court, disclosing its new 5-Year Financial Plan (the “GOL 5-Year Plan” or the “5-Year Plan”) that is expected to serve as the foundation for the Company’s standalone legal plan of reorganization under Chapter 11 (the “Plan of Reorganization”).

“We are pleased to reach another important milestone in our financial restructuring process,” said Celso Ferrer, Chief Executive Officer. “Since the start of this process, GOL has continued operating successfully in the normal course and demonstrated strong execution of our commercial strategy while maintaining a disciplined approach to managing costs. As we have previously communicated, we have successfully renegotiated agreements for a substantial majority of our aircraft with our lessors and are following our strategic plan to invest in our engines and increase the size of the operating fleet and capacity, while maintaining high productivity and operational efficiency. The new GOL 5-Year Plan we disclosed today serves as a clear roadmap for our next phase, during which we will continue to advance our long-term strategies of improving the travel experience, including affordability of travel and customer choice to expand our position as a leading airline in Latin America. With a clear plan in place, we can begin preparing for the competitive exit financing process we will begin shortly as a means of ensuring GOL has the strongest possible financial foundation upon our emergence from Chapter 11.”

GOL 5-Year Plan

The GOL 5-Year Plan includes details on the Company’s continuing efforts to improve operational and financial performance. The 5-Year Plan targets a return to pre-COVID levels of domestic capacity by 2026. The Company’s forecast also demonstrates GOL’s commitment towards expanding its network, both domestically and internationally, while maximizing profits over the long term. In order to support its planned expansion, the GOL 5-Year Plan projects the growth of the Company’s fleet to 169 aircraft by 2029 while investing in its existing fleet in the near-term.

As a result of this strategic approach, under the GOL 5-Year plan, EBITDA margins (expressed as a % of Total Revenue) are expected to be depressed in 2024 (dropping to approximately 23%, versus 27% in 2023) as the Company rebuilds its fleet capacity but are expected to rebound to approximately 29% in 2025, reach approximately 30% in 2026 and grow thereafter to approximately 34% by 2029. EBITDA margins will be driven in part by the implementation of a R$ 1 billion annual profit improvement program which will allow GOL to maintain a competitive unit cost advantage over its peers.

The 5-Year Plan is based on achieving robust liquidity and a strong balance sheet. Through a contemplated US$ 1.5 billion equity raise, the Company will repay its existing Debtor-in-Possession financing while adding incremental liquidity to its balance sheet. Additional secured debt financings are expected to be refinanced at emergence from Chapter 11, which is projected to lead to a substantial improvement in cash liquidity on a sustained basis. With the contemplated balance sheet transactions under the 5-Year plan, liquidity levels are expected to reach approximately 18% and 25% of trailing 12 months revenue (“LTM”) by year-end 2025 and 2029, and a net leverage ratio (measured as Total Debt less Liquidity / EBITDA) of approximately 3.6x, 2.9x and 1.7x in 2025, 2026 and 2029, respectively.

As part of GOL’s ongoing financial restructuring process, the Company has provided certain key stakeholders with financial reports and updates that may constitute material non-public information. As a result, GOL is issuing this material fact while simultaneously publishing a summary of the GOL 5-Year Plan and the Company’s scenarios for the exit financing on its investor relations website: https://ri.voegol.com.br/en/. The information contained in the summary of the 5-Year Plan contains “forward-looking statements” based on estimates and assumptions that are inherently subject to specific business, economic and competitive risks, uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. Investors are cautioned not to make investment decisions based on the GOL 5-Year Plan, as actual results may differ materially from those expressed or implied therein.

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Material Fact

Fleet Update As part of GOL’s financial restructuring process, as of May 24, 2024, the Company has had agreements approved by the U.S. Bankruptcy Court for 113 aircraft and 48 spare engines that include meaningful lease concessions (in terms of both rent and redelivery obligations), early aircraft redeliveries, and significant engine maintenance support. The Company is now reviewing competitive offers of concession packages from lessors covering all, or substantially all, of its remaining aircraft. The Company expects to make decisions with respect to those aircraft shortly.

In total, the concession packages from lessors are expected to provide the Company with the financial support necessary to overhaul all engines required to rebuild its capacity to levels consistent with the 5-Year Plan. Such investment in engine overhauls will mean capacity for 2024 will be temporarily below the Company’s 2023 level (thus impacting the Company’s 2024 EBITDA), the Company’s capacity will rebuild quickly in 2025 and beyond. In addition, the Company has received approval to finance new aircraft and engine deliveries and expects to continue taking new 737 MAX deliveries during the restructuring process as well as thereafter.

Exit Financing / Plan of Reorganization

As previously disclosed, in connection with GOL’s ongoing Chapter 11 proceedings, the Company has initiated discussions regarding the financing plan that will underpin its Plan of Reorganization on a standalone basis.

The Plan of Reorganization will set forth the terms of GOL’s reorganization and its successful emergence from Chapter 11. The exit financing process will involve (i) refinancing an estimated US$ 2.0 billion (plus any allowed make-whole and default interest) on account of secured debt obligations on a long-term basis, and (ii) an injection of new capital into the Company of approximately US$ 1.5 billion through the issuance of new shares. The terms and conditions of this significant capital increase will be determined in due course, in full compliance with Brazilian law and the United States Bankruptcy Code.

The Company and its advisors intend to conduct a competitive process whereby they will evaluate exit financing proposals and any viable, competitive alternative transactions, including opportunities presented by potential sources of equity and debt capital (“Transactions”). GOL’s decision to pursue any such Transactions will require U.S. Bankruptcy Court approval.

The Company notes that the aforementioned competitive process will commence in early June and is expected to extend at least until late in the third quarter of 2024 and possibly into the fourth quarter of 2024. While GOL anticipates a successful exit financing process, there can be no assurance that the process will result in any Transactions.

In order to secure such critical exit financing, the Plan of Reorganization, if approved by the requisite majorities of GOL’s creditors and the U.S. Bankruptcy Court, will need to substantially compromise the Company’s unsecured debt and other unsecured claims. Any value ascribed to such unsecured bonds and other unsecured claims under its Plan of Reorganization is uncertain but will likely result in a substantial reduction from par value. In addition, we have been advised by counsel that the United States Bankruptcy Code requires unsecured debt claims against the Company to be paid in full before equity is entitled to receive any recovery. Because the

Company’s debt obligations significantly exceed the Company’s equity, it is highly likely that our existing common and preferred shares will have minimal value upon emergence, and, consequently, investing in our shares therefore implies significant risk.

2

Material Fact

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as its U.S. restructuring counsel, Seabury Securities LLC as financial advisor and investment banker, and AlixPartners, LLP as financial advisor. In addition, Lefosse Advogados is serving as the Company’s Brazilian counsel.

About GOL Linhas Aéreas Inteligentes S.A

GOL is Brazil's leading airline and part of the Abra Group. Since its foundation in 2001, it has been the company lowestcost airline in Latin America, enabling the democratization of air travel. The Company maintains alliances with American Airlines and Air France-KLM and offers Customers a variety of codeshare and interline agreements, enhancing convenience and ease of connections to any destination served by these partnerships. Committed to "Being First for Everyone", GOL provides the best travel experience to its passengers, including: legroom; a comprehensive platform with internet, movies and live TV; and the best loyalty program, Smiles. GOLLOG, the cargo transport division, facilitates parcel delivery across Brazil and internationally. The Company employs a team of 13,700 highly qualified aviation professionals focused on Safety,

GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. For further information, visit

www.voegol.com.br/ir.

U.S. Media Contact

Joele Frank, Wilkinson Brimmer Katcher: Leigh Parrish / Jed
Repko lparrish@joelefrank.com / jrepko@joelefrank.com +1 212 355 4449

Investor Relations ir@voegol.com.br

www.voegol.com.br/ir South America Media

Contact In Press Porter Novelli

gol@inpresspni.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer